30 [initials]


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 0 2003
155
WASH, D.C.



SECURITIES 03053434 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABRAMS, ALLAN EDWARD, dba THE MERCHANTHOUSE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 CANTERBURY ST.
PRAIRIE VILLAGE, KS 66208

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN EDWARD ABRAMS

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin Birnbaum

(Name – *if individual, state last, first, middle name*)

7050 West 107th Steeet Suite 202 Overland Park Kansas 66212

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Allan Abrams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Merchant House Securities, Inc, as of 12/31/02, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

President

Title

State of Kansas
Johnson County

Sandy Johnson
Notary Public
02/11/03



SANDY JOHNSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 2/5/06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE MERCHANTHOUSE SECURITIES, INC.

Report on Examination of Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2002

MARVIN A. BIRNBAUM
Certified Public Accountant
10500 Barkley, Suite 108
Overland Park, KS 66212
(913) 648-3195

INDEPENDENT AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2003
WASH. D.C.
155
SECTION

The MerchantHouse Securities, Inc.
Attn: Mr. Allan Abrams
7700 Canterbury St.
Prairie Village, KS 66208

Dear Mr. Abrams:

We have audited the accompanying statements of financial condition of The MerchantHouse Securities, Inc. as of December 31, 2002, and related statements of income, changes in financial condition, changes in stockholders equity, changes in liabilities subordinated to claims of creditors, net capital computation, and the other attached and required items of computations, reconciliations, and reports, for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to present fairly, in all material respects, the financial position of The MerchantHouse Securities, Inc. as of December 31, 2002, and the results of its operations for the year then ended in conformity with generally accepted accounting principles.



Marvin A. Birnbaum
Certified Public Accountant

January 26, 2002

THE MERCHANTHOUSE SECURIITES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2002

(b) STATEMENT OF FINANCIAL CONDITION

Assets	
Current Assets	
Cash	$ 6,721
Total	$ 6,721
Liabilities and Stockholders Equity	
Liabilities	$ 0
Stockholders Equity	$ 6,721

(c) STATEMENT OF INCOME

Revenues	
Fees/Profits from Underwriting, etc.	$15,000
Revenue from investment co. shares	13,405
Interest received	38
Total Revenue	$28,443
Expenses	
Officer salaries	$10,221
Other employee compensation/commissions paid	15,918
Regulatory fees	1,800
Total Expenses	$27,939
Net income (loss)	$ 504

(d) STATEMENT OF CASH FLOWS

Cash, January 1, 2002	$ 6,217
Net income (loss)	504
Cash, December 31, 2002	$ 6,721

(e) STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Stockholders Equity at beginning of year	$ 6,271
Net income (loss)	504
Stockholders equity at end of year	$ 6,721

(f) STATEMENT OF CHANGES IN LIAIBLITES SUBORNIDATE TO CLAIMS OF CREDITORS

Notes payable, subordinated to creditors on 1/1/99	none
Changes during the period	none
Notes payable, subordinated to creditors on 12/31/99	none

(g) COMPUTATION OF NET CAPITAL

Total ownership equity-qualified for net capital	$ 6,721
Less:	0
Net Capital	$ 6,721

EXCESS NET CAPITAL

Net Capital	$ 6,721
Less: Minimum net capital requirement of B/d	5,000
Excess Net Capital	$ 1,721

THE MERCHANTHOUSE SECURIITES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2002

(h) COMPUTATION FOR DETERMAINTAION OF THE RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

Broker/dealer exempted under Rule 15c3-3(k)(20(ii)

(i) INFOMRATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UDNER RULE 15C3-3

Broker/dealer exempted under Rule 15c3-3(k)(20(ii)

(j) RECONCILIATION OF THE COMUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND DETERMATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

Broker/dealer exempted under Rule 15c3-3(k)(20(ii)

(k) RECONCILIATION [PURSUANT TO RULE 17a-5(d)(4)] OF AUDITED AND UNAUDITED STATEMENTS

There are no differences between the amounts indicated in the audited report and the amounts indicated in the firm's unaudited Form X-17a-5 filed with the NASD for the quarter ending December 31, 2002.

(n) MATERIAL INADEQUANCIES REPORT

No material inadequacies have been found to exist since the date of the previous audit.